05036111

EDSTATES
XCHANGE COMMISSION
on, D.C. 20549

VF 3-8-05

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

SEC FILE NUMBER
8- 47759

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RD CAPITAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
MCS PLAZA, SUITE 305, #255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN (City) PUERTO RICO (State) 00917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAMON DOMINGUEZ (787) 282-0303
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KEVANE SOTO PASARELL GRANT THORNTON LLP
(Name – *if individual, state last, first, middle name*)

#33 BOLIVIA STREET, 4TH FLOOR, SAN JUAN PUERTO RICO 00917
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

T 3/14

OATH OR AFFIRMATION

I, RAMON DOMINGUEZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RD CAPITAL GROUP, INC., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Aff #830

Sworn + subscribed before me, this 25th day of February, by Ramon Dominguez, who is personally known to me, in San Juan, Puerto Rico.

Notary Public

LUZ IVETTE RIVERA RIVERA • NOTARIO PUBLICO • HONESTE VIVERE • SUUM CUIQUE TRIBUERE • ALTERUM NON LAEDERE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RD CAPITAL GROUP, INC.

INDEX

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
RD Capital Group, Inc.:

We have audited the accompanying balance sheets of **RD CAPITAL GROUP, INC.** (a Puerto Rico corporation) as of December 31, 2004 and 2003, and the related statements of operations and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **RD Capital Group, Inc.** as of December 31, 2004 and 2003, and the results of its operations and its cash flows for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 28, 2005.

2019141

SELLO $5.00

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2004 AND 2003

	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 222,386	$ 402,753
Due from related companies	9,000	-
Due from stockholder	85,797	40,824
Other receivables	13,092	6,554
Prepaid expenses	12,178	25,359
Total current assets	342,453	475,490
PROPERTY AND EQUIPMENT:		
Furniture and fixtures	74,012	74,012
Computers and other office equipment	5,376	5,376
Leasehold improvements	12,998	12,998
	92,386	92,386
Less- Accumulated depreciation and amortization	(89,619)	(82,218)
Net property and equipment	2,767	10,168
INVESTMENT IN MARKETABLE SECURITIES	9,907	-
OTHER ASSETS:		
Deposit with Clearing House	100,000	100,000
Investment in NASD, at cost	-	3,300
Total other assets	100,000	103,300
Total assets	$ 455,127	$ 588,958

The accompanying notes are an integral
part of these balance sheets.

RD CAPITAL GROUP, INC.

BALANCE SHEETS -- DECEMBER 31, 2004 AND 2003

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
CURRENT LIABILITIES:		
Accounts payable	$ 10,055	$ 1,963
Commissions payable-		
Stockholder	55,500	18,000
Others	39,682	26,454
Accrued payroll taxes and withholdings	11,194	11,534
Other accrued expenses	21,111	228,161
Accrued corporate income taxes	11,179	12,193
Total current liabilities	148,721	298,305
SUBORDINATED NOTES PAYABLE TO STOCKHOLDER	-	225,000
STOCKHOLDERS' EQUITY:		
Common stock, $1 par value, 1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid-in capital	231,035	6,035
Retained earnings	40,371	24,618
Total stockholders' equity	306,406	65,653
Total liabilities and stockholders' equity	$ 455,127	$ 588,958

The accompanying notes are an integral
part of these balance sheets.

RD CAPITAL GROUP, INC.

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Commissions and fees	$ 1,279,197	$ 1,209,047
Interest and other income	64,786	45,869
Total revenues	1,343,983	1,254,916
OPERATING EXPENSES:		
Employee compensation, commissions, payroll taxes and benefits	914,855	846,937
Occupancy costs and office expenses	105,461	70,438
Travel and entertainment	101,924	124,877
Communications and postage	71,664	74,209
Professional and temporary services	33,374	43,377
Auto expenses	19,501	28,781
Property, municipal and other taxes	18,941	17,269
Dues, subscriptions and other registration fees	18,339	23,263
Advertising	15,504	2,142
Depreciation and amortization	7,401	7,401
Insurance	3,305	8,036
Interest and bank charges	640	1,406
Other expenses	11,321	12,442
Total operating expenses	1,322,230	1,260,578
INCOME (LOSS) BEFORE PROVISION FOR INCOME TAX	21,753	(5,662)
PROVISION FOR INCOME TAX	6,000	7,215
NET INCOME (LOSS)	15,753	(12,877)
RETAINED EARNINGS, beginning of year	24,618	37,495
RETAINED EARNINGS, end of year	$ 40,371	$ 24,618

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and fees received	$ 1,337,445	$ 1,248,624
Operating expenses paid	(1,449,579)	(1,226,478)
Interest paid	(640)	(1,406)
Income tax paid	(7,013)	(9,825)
Net cash (used in) provided by operating activities	(119,787)	10,915
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Advances to) collections from related companies	(9,000)	5,132
(Advances to) collections from stockholder	(44,973)	1,566
Purchase of marketable securities	(6,607)	-
Proceeds from sale of marketable securities	-	150,000
Net cash (used in) provided by investing activities	(60,580)	156,698
(DECREASE) INCREASE IN CASH DURING THE YEAR	(180,367)	167,613
CASH AND CASH EQUIVALENTS, beginning of year	402,753	235,140
CASH AND CASH EQUIVALENTS, end of year	$ 222,386	$ 402,753
RECONCILIATION OF NET INCOME (LOSS) TO NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES:		
Net income (loss)	$ 15,753	$ (12,877)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities-		
Depreciation and amortization	7,401	7,401
(Increase) decrease in assets-		
Other receivables	(6,538)	(6,292)
Prepaid expenses	13,181	(22,039)
Increase (decrease) in liabilities-		
Accounts and commissions payable	21,319	16,384
Accrued payroll taxes and withholdings	(340)	(7,114)
Commissions payable to stockholder	37,500	500
Accrued corporate income taxes	(1,013)	(2,610)
Other accrued expenses	(207,050)	37,562
Total adjustments	(135,540)	23,792
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES	$ (119,787)	$ 10,915

SUPPLEMENTAL SCHEDULE OF NON-CASH TRANSACTIONS:

During the year ended December 31, 2004 the Company converted the subordinated notes payable to stockholder for $225,000 into additional paid in capital.

The accompanying notes are an integral part of these statements.

RD CAPITAL GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

(1) Organization and summary of significant accounting policies:

Organization-

RD Capital Group, Inc. (the Company) is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (Bank of New York Securities Group Company), a correspondent U.S. based firm who maintains all accounts for the customers. The most significant accounting policies followed by the Company are the following:

(a) Revenues and expenses -

Commission revenues are recorded on a settlement date basis. Other revenues and expenses are recorded following the accrual basis of accounting.

(b) Property and equipment -

Property and equipment is recorded at cost. Depreciation and amortization is provided on a straight-line basis using the following estimated useful lives.

Property category	Estimated useful lives
Furniture and fixtures	10 years
Computers and other office equipment	3 - 5 years
Leasehold improvements	5 years

(c) Use of estimates -

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income taxes -

The Company follows the Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. This statement requires an asset and liability approach for financial accounting and reporting for income taxes.

(e) Investments -

The Company follows the provisions of Statement of Financial Accounting Standards (SFAS) No. 115 "Accounting of Certain Investments in Debt and Equity Securities". Investments in equity securities that have readily determinable fair values and all debt securities are classified as held to maturity, trading, or available-for-sale securities. All investments with readily determinable fair values have been classified as available-for-sale in the accompanying financial statements.

(f) Cash and cash equivalents -

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, purchased with maturity of three months or less, to be cash and cash equivalents.

(g) Advertising costs-

The Company expenses the costs of all advertising campaigns and promotions as they are incurred.

(2) Investment in marketable securities:

As of December 31, 2004, the total investment in securities consisted of US Treasury Notes, bearing interest at 2.875% and maturing on November 2006. As of December 31, 2004, the fair market value of the investment approximates cost.

(3) Deposit with Clearing House:

This constant deposit is a requirement of Pershing, the US based entity providing clearing and custodial services for the Company and which maintains all customer accounts. The amount of the deposit was in turn invested by Pershing. During the years 2004 and 2003, the funds were invested in US Treasury Notes and in obligations of the Federal Home Loan Bank, respectively. As of December 31, 2004 and 2003, the fair market value of the investments approximates cost. Balances as of December 31, 2004 and 2003 were as follows:

Investment Description	2004	2003
2.875 % US Treasury Notes, maturing November 30, 2006.	$ 100,000	$ -
5.185% Federal Home Loan Bank, maturing October 30, 2013 callable April 30, 2004	$ -	$ 100,000

(4) Subordinated notes payable
to stockholder:

The borrowings from stockholder under subordination agreements at December 31, 2004 and 2003, are listed below:

Description	2004	2003
Non-interest bearing subordinated note due on June 30, 2007	$ -	$ 75,000
Non-interest bearing subordinated note due on July 30, 2007	-	100,000
Non-interest bearing subordinated note due on June 30, 2005	-	50,000
Total	$ -	$ 225,000

The subordinated borrowings as of December 31, 2003 were covered by agreements approved by the National Association of Security Dealers (NASD), and were available in computing the net capital under the Securities and Exchange Commission's uniform net capital rule to the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements. In June 2004, the NASD approved the Company's request to convert the three above referenced subordinated loans to equity capital in the aggregate amount of $225,000. See related Note (10).

(5) Retirement plan:

The Company has a defined employer contribution plan which covers all of its employees with a minimum of 21 years of age and 12 months of service, with full vesting of benefits after five years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. Employer contribution for the years ended December 31, 2004 and 2003 aggregated $222,000 and $230,000, respectively.

(6) Income taxes:

A reconciliation of the Company's income tax expense for the years ended December 31, 2004 and 2003 is as follows:

Description	2004	2003
Income tax expense (benefit) at statutory rates	$ 4,351	$ (1,132)
Tax effect of permanent and temporary differences	1,649	8,347
Total income tax expense	$ 6,000	$ 7,215

(7) **Lease commitments:**

The Company operates in premises, comprising 1,892 square feet occupied, under the terms of a lease agreement expiring in March 2005. Aggregate annual payments under this lease agreement amounted to $43,127 and $42,084 during 2004 and 2003, respectively. Future commitment under this operating lease, through its expiration in 2005, is $10,750.

At its expiration on March 31, 2005, the lease agreement may be renewed for an additional five-year period, pursuant to the compliance with certain conditions specified in the lease agreement.

(8) **Related party transactions:**

During 2004 and 2003, the Company engaged in transactions (mostly arising from cash advances and commissions paid) with its principal stockholder and related companies in which such stockholder has a substantial investment. The following summarizes pertinent year-end balances with related parties:

	2004	2003
Commissions Expense Paid to Stockholder	$ 244,500	$ 202,700
Commisions due to Stockholder	$ 55,500	$ 18,000
Due from Stockholder	$ 85,797	$ 40,824
Due from related Companies--		
San Juan Holding, Inc.	$ 5,000	$ -
RD Capital Insurance, Inc.	4,000	-
	$ 9,000	$ -

(9) **Concentration of credit risk:**

Financial instruments that potentially expose the Company to concentration of credit risk include bank accounts and money market accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

(10) **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions. At December 31, 2004 and 2003 the Company had the following net capital figures:

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2004	.48 to 1	$ 50,000	$ 178,193	$ 128,193
2003	1.47 to 1	$ 50,000	$ 191,223	$ 141,223

(11) Supplementary information:

The accompanying Schedules I, II, III and IV have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules such as Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Schedule of Segregation Requirements which are required per SEC Rule 15c3-3 are omitted as being not applicable since, through December 31, 2004 and 2003, the Company has had no activities that would need to be disclosed on such schedules.

RD CAPITAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C 3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
NET CAPITAL:		
Total stockholders' equity	$ 306,406	$ 65,653
Add- Liabilities subordinated to claims of general creditors allowable in computation of net capital	-	225,000
Total capital and allowable subordinated liabilities	306,406	290,653
Less- Non-allowable assets-		
Petty cash	600	200
Account receivable from stockholder	85,797	40,824
Account receivable from related company	9,000	-
Other receivables	13,092	6,554
Prepaid expenses	12,179	25,359
Property and equipment	2,767	10,168
Other assets	-	3,300
Total non-allowable assets	123,435	86,405
Less- Haircuts on securities-		
Money market account	3,133	7,008
Marketable securities	1,645	6,017
Total haircuts on securities	4,778	13,025
Net capital	$ 178,193	$ 191,223
AGGREGATE INDEBTEDNESS:		
Items included in the accompanying balance sheet-		
Accounts payable to suppliers	$ 10,055	$ 1,963
Commissions payable	39,682	26,454
Accrued payroll taxes and withholdings	11,194	11,534
Other accrued expenses	14,111	228,161
Accrued corporate income taxes	11,179	12,193
Total aggregate indebtedness	$ 86,221	$ 280,305
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum required net capital (aggregate indebtedness ÷ by 15)	$ 5,748	$ 18,687
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Highest minimum net capital requirement (highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital -- $50,000)	$ 128,193	$ 141,223
Excess net capital (net capital - 10% of aggregate indebtedness)	$ 169,571	$ 163,193
Ratio: Aggregate indebtedness to net capital	.48 to 1	1.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part IIA Form X-17A as of December 31, 2004 and 2003):

	2004	2003
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 184,193	$ 191,223
Correction of previously reported non-allowable assets	-	-
Net audit adjustments	(6,000)	-
Net capital per above	$ 178,193	$ 191,223

RD CAPITAL GROUP, INC.

RECONCILIATION OF AGGREGATE INDEBTEDNESS

PURSUANT TO RULE 17A-5 (D)(4)

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2004 AND 2003

	2004	2003
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part 11A Form X-17A-5 as of December 31, 2004 and 2003):		
Aggregate indebtedness as reported in Company's Part IIA (Unaudited) FOCUS report	$ 80,221	$ 280,305
Correction of previously reported aggregate indebtedness	-	-
Audit adjustments	6,000	-
Schedule I	$ 86,221	$ 280,305

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Paid-in Capital	Retained Earnings	Total
BALANCE AT DECEMBER 31, 2002	$ 35,000	$ 6,035	$ 37,495	$ 78,530
NET LOSS	-	-	(12,877)	(12,877)
BALANCE AT DECEMBER 31, 2003	35,000	6,035	24,618	65,653
CONVERSION OF SUBORDINATED DEBT INTO ADDITIONAL PAID-IN CAPITAL	-	225,000	-	225,000
NET INCOME	-	-	15,753	15,753
BALANCE AT DECEMBER 31, 2004	$ 35,000	$ 231,035	$ 40,371	$ 306,406

RD CAPITAL GROUP, INC.

STATEMENTS OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
SUBORDINATED LIABILITIES, beginning of year	$ 225,000	$ 225,000
INCREASES/RETIREMENTS-		
Conversion of subordinated notes to additional paid in capital	(225,000)	-
SUBORDINATED LIABILITIES, end of year	$ -	$ 225,000

Certified Public Accountants
and Management Advisors
Puerto Rico member of
Grant Thornton

Kevane Soto Pasarell Grant Thornton LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17 A-5

To the Stockholders and Board of Directors of
RD Capital Group, Inc.:

In planning and performing our audits of the financial statements and supplemental schedules of **RD CAPITAL GROUP, INC.** for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers nor does it perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

(1) Making quarterly securities examinations, counts, verifications, and comparisons.

(2) Recordation of differences required by rule 17a-13.

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

33 Bolivia Street
4th Floor
San Juan
Puerto Rico 00917
T (787) 754-1915
F (787) 751-1284
E ksp@kevane.com
www.kevane.com

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kevane Soto Pasarell Grant Thornton LLP

San Juan, Puerto Rico,
January 28, 2005.

2019142


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